Press Contacts:
Charles W. Fritz	Peter Moore
NeoMedia Technologies, Inc.	Walek & Associates
+1 (239) 337-33434	212.590.0533
cfritz@neom.com	pmoore@walek.com

NeoMedia and Gavitec Reach Agreement on Acquisition Price

FORT MYERS, FL, January 29, 2006 -- NeoMedia Technologies, Inc., a global leader in mobile enterprise and marketing technology, today announced an amended agreement with the former shareholders of Gavitec AG -- a wholly owned subsidiary of NeoMedia acquired in February 2006 -- satisfying a make whole provision on the purchase of Gavitec for 61 million shares of NeoMedia common stock and $1.8 million in cash. Based on NeoMedia’s current share price of $0.052, the original share purchase agreement called for a cash payment of approximately $4.6 million by March 2007.

Gavitec AG is a specialist in designing and manufacturing flexible and easy-to-use code readers for mobile marketing, mobile ticketing and mobile couponing.

In the new amended agreement stipulating the terms of the sale, NeoMedia also agreed to reimburse $100,000 of costs related to the acquisition to the primary former shareholder of Gavitec. NeoMedia has agreed to pay all due monies and shares no later than Feb. 28, 2007.

“This is a positive outcome for NeoMedia, and we are excited to execute our business plans with Gavitec, which remains a core component of our overall strategy,” said Charles W. Fritz, interim CEO and President of NeoMedia. “This agreement is a vote of confidence by former Gavitec shareholders in NeoMedia’s business plan and stock value.”

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com), is a global leader in mobile enterprise and marketing technology, bridging the physical and electronic world with innovative direct-to-mobile-Web technology solutions. NeoMedia’s flagship qode service links the world’s leading companies to the wireless, electronic world. NeoMedia is headquartered in Fort Myers, FL, with an office in Aachen, Germany